December 4, 2018

VIA EDGAR

Jeff Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vericity, Inc.

DRS Registration Statement on Form S-1

Submitted confidentially on October 5, 2018

CIK No. 0001575434

Dear Mr. Gabor:

On behalf of Vericity, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 27, 2018, related to the above-referenced draft Registration Statement, which was submitted confidentially on November 13, 2018 (the “DRS”).

In response to the comments in the Staff’s letter, the Company has revised the DRS and together with this response letter is submitting via EDGAR Draft No. 3 of the DRS (the “Amended DRS”) on a confidential basis. The Amended DRS also reflects updates related to the inclusion of unaudited financial statements for the nine months ended September 30, 2018 and 2017.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and has provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in the Amended DRS. The responses provided herein are based on information provided to Locke Lord LLP by the Company.

Securities and Exchange Commission

December 4, 2018

Prospectus Summary, page 1

1. We note your revised disclosure in response to our prior comment 3. Please further revise your disclosure to specify that if the standby purchaser acquires more than 50% of your outstanding common stock, it will be able to determine the outcome of corporate actions and may do so without a meeting of stockholders.

Response: In response to this comment, the requested disclosure has been added to the end of the second paragraph under the header “The Standby Purchaser” on pages 7 and 95 of the Amended DRS.

Use of Proceeds, page 33

2. We note your response to prior comment 9 and reissue the comment. Please disclose here and in the Summary an approximate amount of the offering proceeds that may be paid as a special cash dividend. See Item 504 of Regulation S-K. While we note that you cannot predict the precise amount of excess capital that may be available due to various factors, we will not object to qualifying language cautioning investors that the amount disclosed is an estimate and is subject to change. Additionally, please clearly disclose here and in the Summary that the standby purchaser will receive a substantial portion of the special dividend, and that the standby purchaser will control the board of directors and therefore will be determining the amount and timing of the special dividend it will receive.

Response: In response to this comment, disclosure to the effect that the standby purchaser will have the ability to nominate a majority of the board of directors, that the board will determine the amount and timing of any special dividend, and that the standby purchaser, if it were to acquire a majority of the shares in the offerings, would receive a majority of any excess capital distributed to stockholders as a special dividend, has been added as a new fourth paragraph under Use of Proceeds on pages 11 and 33 of the Amended DRS.

Supplementally, the Company continues to believe that the Staff’s request for disclosure of an approximate amount of the offering proceeds that may be paid as a special dividend is not required under Item 504 of Regulation S-K, and that any disclosure of a guestimate of such amount could be potentially misleading to investors, given the complexities inherent in conducting the capital needs assessment upon which any recommendation regarding the amount of a potential special dividend will be based. Among other things, the capital needs assessment will involve the retention of an actuarial firm to study and project the amount of capital reasonably needed to be maintained by the Company to support capital needs at Fidelity Life and Efinancial given their growth plans. No actuarial firm has been retained at this time and no such firm will be retained to assist management with the assessment until the offering is completed.

Securities and Exchange Commission

December 4, 2018

As stated on pages 11 and 33 of the Amended DRS, there are a number of potential uses for any excess capital identified, only one of which is the potential declaration of a special dividend. For instance, the Company may allocate a portion of the net proceeds to reduce its use of reinsurance to finance growth, while continuing to emphasize risk management, it may make investments to strengthen infrastructure, including IT platforms, and it may selectively deploy new capital to acquire and bolster talent in key areas of competency linked to competitive advantage. The prospectus clearly identifies these potential uses of proceeds with no quantifications attached (as such quantifications would be speculative and wholly unknown at this time) and goes on to state that any unallocated net proceeds from the offering will be used for general corporate purposes, including paying holding company expenses, and the potential payment of a special dividend.

Until the capital needs assessment is completed, management is not in a position to estimate with any degree of certainty how much excess capital may be available, how such capital may be allocated among the identified potential uses noted above, what their recommendation to the board regarding a potential special dividend might be, or the amount and timing of any special dividend that the board of directors may in the future determine to declare based on management’s recommendation.

Given the number of variable inputs to be considered as part of the assessment, the Company believes that providing an approximate quantification of a potential special dividend in the prospectus has the potential to mislead investors and influence their investment decision, despite the inclusion of cautionary language. Because the Company cannot provide such a prediction with any level of certainty at this time, as it cannot quantify the other identified potential uses of excess capital noted above either, the Company does not feel it appropriate to include an approximate amount in the disclosure.

Business

Affinity Partners, page 73

3. We note your response to prior comment 11 and your belief that you are not substantially dependent on your affinity arrangements. Please expand your analysis to provide support for this conclusion that includes both qualitative and quantitative factors as a basis for your assertion that these agreements are not required to be filed.

Response: The Company’s belief that it is not substantially dependent on the referenced affinity arrangement is supported by the amount of the fees earned from this arrangement, which represented 2.4% and 1.6% of total consolidated revenues for

Securities and Exchange Commission

December 4, 2018

the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively. The Company believes these figures support its conclusion that the referenced arrangement is not material and therefore not required to be filed under Item 601(b)(10) of Regulation S-K.

Apex Holdco Equity Incentive Plan, page 121

4. We note your response to prior comment 15. Item 601(b)(10) of Regulation S-K is not limited to agreements where the company or subsidiary is a party, but includes agreements in which the company or subsidiary has a beneficial interest. As noted in the registration statement, the grant of equity-based awards is intended to encourage the creation of long-term value for stockholders by helping to align the interests of the participants under the plan with those of your stockholders and to promote employee retention and ownership. Because the company has a beneficial interest in the Apex Holdco Equity Incentive Plan, please file it as an exhibit to the registration statement. As previously requested, please tell us what exemption from registration under the Securities Act the standby purchaser intends to rely upon to issue Class B units of Apex Holdco L.P. and the facts supporting the use of the exemption. Please also add a risk factor discussing the potential conflicts of interest between investors in the offering and directors and employees that may receive awards under the equity incentive plan, including that those eligible to receive awards may be more likely to participate in the subscription offering given the opportunity to receive equity interests in the standby purchaser.

Response: In response to this comment, disclosure has been added to the end of the second paragraph under the heading “Apex Holdco Incentive Plan” on page 127 of the Amended DRS to clarify that participants in the EI Plan will be eligible to receive grants regardless of whether they purchase stock in the subscription offering.

Supplementally, the Company believes, for the reasons described below, that the structure of the offerings and of the EI Plan are such that participation in the EI Plan does not present conflicts of interest between investors in the subscription offering and participants in the EI Plan, and that the Company does not have a beneficial interest in the EI Plan that would require it to be filed as an exhibit to the registration statement.

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Under the plan of conversion, the eligible members of Members Mutual have the first right to purchase all of the shares offered in the subscription offering. If there are shares remaining after the member subscriptions, the directors and officers of Members Mutual have the right to subscribe for shares. The standby purchaser is obligated to purchase any shares remaining after the director and officer subscriptions, up to the minimum of the offering.

Securities and Exchange Commission

December 4, 2018

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The EI Plan will be adopted by the standby purchaser at the time of or shortly after the completion of the offerings. Under the EI Plan, a profits interest pool representing 20% of any profit the standby purchaser realizes upon the sale of the shares of Vericity it owns will be established, and participants in the EI Plan will be granted units representing an interest in that pool. A participant in the EI Plan will not be required to purchase stock in the subscription offering as a condition to receiving a grant under the EI Plan.

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Any benefit that a participant in the EI Plan receives will be derived from the Vericity stock owned by the standby purchaser and will be paid by the standby purchaser. The Company is not a party to the EI Plan, has no obligations under the EI Plan, will not pay any benefits to any participant under the EI Plan, and will not receive any portion of payouts made under the EI Plan. Similarly, no investor in the offering will be diluted by any amounts payable to participants in the EI Plan because any such amounts would be derived only from profits attributable to the shares held by the standby purchaser.

Based on the foregoing, the Company believes that the EI plan does not present a conflict of interest between participants and investors in the subscription offering, and that the Company does not have a beneficial interest in the EI Plan within the meaning of Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements, page F-3

5. Please address the following regarding your response to our prior comment 17 related to your omission of the audited financial statements of Vericity, Inc., the registrant:

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You did not specify which scenario described in Section 1160.1 of the Financial Reporting Manual on our website is applicable in your case. As you explain in your response, Vericity, Inc. was formed on February 14, 2013; however, the internal guidance you specified is applicable to recently organized registrants. Please clarify which scenario in Section 11.60.1 you believe is applicable to your fact pattern.

Securities and Exchange Commission

December 4, 2018

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Please tell us the sequence of events necessary for the completion of your conversion and this offering. Clearly identify the extent to which certain of the steps will be completed prior to the time your registration statement is declared effective.

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You state in your response to prior comment 17 that “Prior to the offerings, the Company has not engaged and will not engage in any operations other than those incidental to its formation and the offerings. The Company has no assets or liabilities, and has no commitments or contingent liabilities other than its obligations under the standby stock purchase agreement entered into in connection with the offerings.” Please tell us in greater detail the liabilities and expenses incurred by the registrant in connection to the previous offering and how such amounts were reported and paid for. Separately tell us the amount of liabilities and expenses incurred by the registrant in connection with the current offering.

Response: Vericity, Inc. was incorporated in 2013 in connection with the proposed conversion of Members Mutual Holding Company (“MMHC”), which was to take place that same year. That conversion, however, was not completed. Following Vericity’s incorporation in 2013, aside from actions incidental to its organization, Vericity has not engaged in any operations to date, has no assets or liabilities, and has no commitments or contingent liabilities other than its obligations under the standby stock purchase agreement entered into in connection with the offerings. Since its formation by MMHC, Vericity has effectively been a shell company with no purpose other than to serve as the ultimate holding company for MMHC following its ultimate conversion from mutual to stock form. MMHC has borne all the expenses related to the conversion to date, both in 2013 and in the current proposed transaction.

While the Company recognizes that Vericity at this point in time is no longer considered to be recently organized, based on the information above the Company contends that in substance Vericity is no different to the entities contemplated in the internal guidance. Were the Company to dissolve Vericity, Inc. and incorporate a new entity, there would be no impact on MMHC’s financial condition or the structure of the overall conversion transaction.

In order to support its position that financial statements for Vericity should not be included in the prospectus, the Company notes the following subscription rights conversion (“SRC”) transactions that have been completed in the last twenty years which omitted the financial statements of the ultimate parent companies:

•	Federal Life Group, Inc. (Declared effective November 6, 2018)

•	ICC Holdings, Inc. (Declared effective February 14, 2017)

•	NI Holdings, Inc. (Declared effective January 17, 2017)

•	Penn Millers Holding Corp. (Declared effective September 4, 2009)

•	Eastern Insurance Holdings, Inc. (Declared effective April 2006)

Securities and Exchange Commission

December 4, 2018

•	Mercer Insurance Group, Inc. (Declared effective November 2003)

•	Old Guard Group, Inc. (Declared effective February 1997)

While we understand there may be differing practice in relation to the financial information provided in demutualization transactions generally, the Company believes these examples show consistency in the information provided to potential investors in the case of SRC transactions, which the Company believes are distinguishable from other demutualizations.

Additionally, for your information, we have included a detailed description of the corporate structure of the Company both pre- and post- conversion and the transaction steps to be completed as part of the conversion as Exhibit A hereto.

* * * * *

Should you have any questions pertaining to this filing, please call the undersigned at(312) 443-1773 or Laura Crotty at (312) 443-0628.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	James E. Hohmann

John Buchanan

Laura Crotty

Enclosures

Securities and Exchange Commission

December 4, 2018

Exhibit A

Description of the Corporate Structure and Transaction Steps

for the Members Mutual Subscription Rights Conversion

The following charts show the corporate organizational structure of the Members Mutual Holding Company / Vericity system prior to and after the conversion:

Corporate Structure prior to the Conversion: STEP 1

Corporate Structure following the conversion: STEP 2

Securities and Exchange Commission

December 4, 2018

Transaction Steps:

1. Organization of Vericity, Inc.

Vericity, Inc. (Vericity) was incorporated to be the parent holding company for Members Mutual Holding Company (MMHC) upon its conversion from mutual holding company form to stock form. One share of common stock of Vericity has been issued at par value ($.001) to MMHC such that Vericity is owned by MMHC as required by the Illinois insurance code. The use of a newly-formed corporation is typical in subscription rights conversions in order that the resulting public company not be the converted mutual company, which does not have the profile to be a public company.

Vericity was incorporated in 2013 in connection with MMHC’s proposed conversion in 2013. That conversion was not completed. Following Vericity’s incorporation in 2013, aside from actions incidental to its organization, Vericity has not engaged in any operations and has no assets or liabilities, and has no commitments or contingent liabilities other than its obligations under the standby stock purchase agreement entered into in connection with the offerings. Since its formation by MMHC, Vericity has effectively been a shell company with no purpose other than to serve as the ultimate holding company for MMHC following its conversion from mutual to stock form. MMHC has borne all the expenses related to the conversion, both in 2013 and in the current proposed transaction.

2. Conversion of MMHC

A. Prior to completing the conversion, MMHC must obtain approval of the plan of conversion from the Illinois Director of Insurance, and the standby purchaser must obtain approval of the Illinois Director of Insurance to acquire shares of Vericity in the standby offering.

B. Following receipt of the Illinois regulatory approvals, the Vericity registration statement will need to be declared effective by the SEC.

C. Once the Illinois regulatory approvals have been received and the registration statement has been declared effective, MMHC will undertake a subscription rights conversion in accordance with section 59.1 of the Illinois Insurance Code by issuing subscription rights to its members, officers and directors to purchase shares of Vericity at $10/share. MMHC will mail information about the conversion to its members, including the prospectus for the subscription offering, a stock order form and a proxy statement and proxy card for voting at the special meeting of members to be held following the termination of the subscription offering period.

D. Upon approval of the conversion by the members, the conversion will be completed. Converted MMHC will then issue all of its capital stock (1,000 shares) at par value ($1.00 per share) to Vericity, after which Converted MMHC will be a wholly owned subsidiary of Vericity, and MMHC’s current subsidiaries will remain subsidiaries of Converted MMHC. The single share of stock issued by Vericity to MMHC in Step 1 will be canceled.

Securities and Exchange Commission

December 4, 2018

E. Upon the issuance of Converted MMHC stock to Vericity, Vericity will issue shares of its common stock to subscribers in the subscription offering and to the standby purchaser (if necessary to sell enough shares to complete the offering at the minimum).